UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-41798

SIMPPLE LTD.

(Registrant’s Name)

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Resignation of Chief Financial Officer and Appointment of Chief Financial Officer

On January 15, 2025, the Board accepted the resignation of Sovik Bromha (“Mr. Bromha”) as the Chief Financial Officer (“CFO”) of SIMPPLE LTD. (the “Company”). Mr. Bromha tendered his resignation as CFO, effective April 14, 2025, in order to pursue other business opportunities, and his resignation was not a result of any disagreement with the Company on any matter.

On January 21, 2025, Mr Bromha stepped down from the role of CFO, but remains in the employ of the company as Advisory Finance Officer until his last day of April 14, 2025 as per the provisions in his employment contract.

Gary Goh Yean Seng (“Mr. Goh”) was appointed as full-time CFO, effective January 22, 2025, to succeed Mr. Bromha.

The biography of Mr. Goh is set forth below:

Mr. Goh has over 15 years’ experience in the finance and accounting industry. Prior to his appointment as CFO of the Company, Mr. Goh founded a public accounting firm in September, 2014, GYSG Group (“GYSG”), which provides professional services in audit and assurance, accounting, tax advisory-compliance, corporate secretary services and corporate advisory services to a wide range of industries, including technology, retail, maritime, construction and manufacturing sectors. From 2010 to 2014, Mr. Goh was an Engagement Manager at KPMG where he performed audit works for multi-national corporations, listed companies, and government-linked companies. Mr. Goh graduated with a Bachelor of Mechanical Engineering from the National University of Singapore in 2008 and Bachelor of Applied Accounting from Oxford Brookes University in 2009. Mr. Goh also currently holds multiple qualifications including Chartered Valuer and Appraiser (CVA), ISCA Financial Forensic Accounting, and Public Accountant. He is also a registered member at ISCA, ACCA, and SIATP.

Disclosure of Conflicts of Interest

Upon the effectiveness of Mr. Goh’s appointment, he will become the CFO of the Company on a full-time basis.

Mr. Goh declared to the Board his potential conflict of interest (the “Conflict of Interest”) arising from being a founder of GYSG, which has been providing general accounting services to the Company since 2022, including recording transactions in the accounts for the Group, as well as preparing and reviewing certain schedules for external auditors. Since 2022, GYSG has not provided auditing services for the Company or any of its subsidiaries.

On January 20, 2025, the Board waived the Conflict of Interest pursuant to Clause III of the Company’s Code of Business Conduct and Ethics, subject to the implementation of the measures outlined below:

1. Approval of Transactions:

○ All transactions and projects between GYSG and the Company will be approved by the Company’s Chairman or another designated independent board member.

○For any business or financial transactions involving GYSG and the Company, Mr. Goh will abstain from approving such transactions on behalf of the Company.

○ GYSG will not provide any auditing services to the Company or its subsidiaries.

2. Policy Communication:

The above measures shall be communicated in writing to the Board, the executive team, and the finance department to ensure transparency and compliance.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: February 28, 2025	By:	/s/ Schroeder Norman
	Name:	Schroeder Norman
	Title:	Chief Executive Officer and Director

3